

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2010

Mr. Emeka Chukwu
Chief Financial Officer
Semtech Corporation
200 Flynn Road
Camarillo, California 93012-8790

> **Re: Semtech Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed April 1, 2010**
> **File No. 001-06395**

Dear Dr. Chukwu:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief